SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                              PACKETPORT.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, $.003 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   69521P109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            ROBERT H. FRIEDMAN, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 26, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69521P109                   13D                      Page 2 of 7 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                               PACKETPORT, INC.(1)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         6,550,000(2)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         6,550,000(2)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,550,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.52%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Constitutes the initial filing of Packetport, Inc.
(2) Consists of (a) 4,500,000 shares of Common Stock issued to Packetport, Inc. upon the exercise of options on or about November 26, 1999 at $0.05 per share (b) 1,500,000 shares of Common Stock issuable to Packetport, Inc. upon the exercise of options at $0.10 per share, (c) 350,000 shares of Common Stock issuable to Ronald Durando upon the exercise of options at $1.00 per share, (d) 100,000 shares of Common Stock issuable to Ronald Durando upon the exercise of options at $0.55 per share, and (e) 100,000 shares of Common Stock issuable to Ronald Durando upon the exercise of options at $.48 per share.

CUSIP No. 69521P109                   13D                      Page 3 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                              RONALD A. DURANDO (3)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         6,550,000(2)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         6,550,000(2)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,550,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.52%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(3) Constitutes the initial filing of Ronald Durando, the sole shareholder of Packetport, Inc.

CUSIP No. 69521P109                   13D                      Page 4 of 7 Pages

     The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

          Item 1. Security and Issuer.
                  -------------------

               This  Statement  on  Schedule  13-D  ("Statement")  is filed with respect to the Common Stock, $.003 par value per share, of Packetport.com, Inc. (the "Issuer"), whose principal executive offices are located at 587 Connecticut Avenue, Norwalk, Connecticut 06854-0566. Such class of securities is hereinafter referred to as "Common Stock."

          Item 2. Identity and Background.
                  -----------------------

               Items 2(a), 2(b), 2(c) This Statement is filed jointly by Packetport, Inc., a Delaware Corporation and Ronald A. Durando the sole shareholder of Packetport, Inc.

               The principal business of Packetport, Inc. is investing. Mr. Durando is the sole shareholder and officer of Packetport, Inc. Mr. Durando is also the President and Chief Executive Officer of the Issuer. The principal place of business for Packetport, Inc. is [587 Connecticut Avenue, Norwalk, Connecticut 06854-0566]. Mr. Durando's residence is 43 Alexander Ave., Nutley, NJ 07110.

               2(d), 2(e) During the past five years, neither Mr. Durando nor Packeport, Inc. has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               2(f) Mr. Durando is a United States citizen and Packetport, Inc. is a Nevada corporation.


          Item 3. Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

               On November 26, 1999 Packetport, Inc. loaned $250,000 (the "Loan") to the Issuer and was issued a 2 year option to purchase 4,500,000 shares of Common Stock at $0.05 per share and a 5 year option to purchase 1,500,000 shares of Common Stock at $0.10 per share. On or about November 26, 1999, Packetport, Inc. converted $225,000 of the Loan principal into the exercise price to acquire 4,500,000 shares of Common Stock at $.05 per share.

               For services rendered Mr. Durando was issued options to purchase 550,000 shares of Common Stock.


          Item 4. Purpose of Transaction.
                  ----------------------

               The 4,500,000 shares of Common Stock were acquired for investment purposes and depending on prevailing market prices and other factors, Mr. Durando or Packetport, Inc., as applicable, may exercise options to acquire additional shares of Common Stock or sell some or all of the Common Stock owned thereby from time to time. Except as set forth above, neither Packetport, Inc. nor Mr. Durando have any current plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 69521P109                   13D                      Page 5 of 7 Pages


          Item 5. Interest in Securities of the Issuer.
                  ------------------------------------

               (a) and (b) Mr. Durando and Packetport, Inc. beneficially own an aggregate of 6,550,000 shares of Common Stock. Mr. Durando has the sole power to vote or direct the vote and to dispose or direct the disposition of those shares directly and beneficially owned thereby.

               Packetport Inc. acquired through the exercise of options 4,500,000 shares of Common Stock at $.05 per share and received
          1,500,000 options to purchase 1,500,000 shares of Common Stock on November 26, 1999, which are exercisable through November 26, 2004.

               On August 30, 2000, Mr. Durando acquired options to purchase 350,000 shares of Common Stock at an exercise price of $1.00 per option and exercisable between August 30, 2000 through August 30, 2005.

               On December 6, 2000, Mr. Durando acquired options to purchase 100,000 shares of Common Stock at an exercise price of $0.55 per option and exercisable between December 6, 2000 through December 6, 2005.

               On March 9, 2001, Mr. Durando acquired options to purchase 100,000 shares of Common Stock at an exercise price of $0.48 per option and exercisable between March 9, 2001 through March 9, 2006.

               Aggregated Mr. Durando and Packetport, Inc. beneficially own 6,550,000 shares of the Issuer.

               5(c) There were no transactions in shares of Common Stock of the Issuer by either Mr. Durando or Packetport, Inc. effected during the past sixty days

               5(d) No person other than Mr. Durando or Packetport, Inc. is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               Item 5(e) Not applicable.



          Item 6. Contracts, Arrangements,  Understandings or Relationships With
                  --------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  ------------------------------------

               None


          Item 7. Materials to be Filed as Exhibits.
                  ---------------------------------

               Joint Filing Agreement dated as of September 23, 2002 among Ronald Durando and Packeport, Inc.

CUSIP No. 69521P109                   13D                      Page 6 of 7 Pages




                                   SIGNATURES

         After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2002

                                                By: /s/ Ronald A. Durando
                                                    ----------------------------
                                                    Ronald A. Durando


                                                PACKEPORT, INC.

                                                By: /s/ Ronald A. Durando
                                                    ----------------------------
                                                    Ronald A. Durando
                                                    Sole Officer and Shareholder

CUSIP No. 69521P109                   13D                      Page 7 of 7 Pages




                             JOINT FILING AGREEMENT
                             ----------------------

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated September___, 2002 (including amendments thereto) with respect to the Common Stock of Packetport.com Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: September 23, 2002


                                                By: /s/ Ronald A. Durando
                                                    ----------------------------
                                                    Ronald A. Durando


                                                PACKEPORT, INC.

                                                By: /s/ Ronald A. Durando
                                                    ----------------------------
                                                    Ronald A. Durando
                                                    Sole Officer and Shareholder